Lee W. Cassidy, Esq.

215 Apolena Avenue

Newport Beach, California 92662

July 2, 2019

202/415-3563	Lwcassidy@aol.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Global Diversified Marketing Group, Inc.
Registration Statement on Form S-1

Hello:

Please find the attached registration statement on Form S-1 for Global Diversified Marketing Group, Inc.(the “Company”).

This registration statement is for the offer and sale of securities held by the shareholders thereof. The Company filed a registration statement for a direct offering by the Company which was declared effective May 14, 2019 (File No. 333-228706).

The Company is requesting accelerated or abbreviated review of this registration statement since the earlier registration statement received full review and there have been no material changes in the operations, finances or other aspects of the Company.

Any questions or correspondence may be addressed to Lee Cassidy at the email address lwcassidy@aol.com.

We consent to the use of electronic email for all correspondence from the Securities and Exchange Commission.

The contact and email address for the attorney is:

Lee Cassidy, Esq.

Lwcassidy@aol.com

202-415-3563

Sincerely,

Lee W. Cassidy